SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F          Form 40-F X
                                ---                ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                No X
                           ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following, which are attached as exhibits hereto:

1. Press release of World Heart Corporation (the "Company"), dated October 27, 2004, announcing the release of the Company's unaudited consolidated financial statements for the three and nine month periods ended September 30, 2004.

2. Press release of the Company, dated October, 27, 2004, announcing the Clinical Executive Committee for the RELIANT Trial.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3, Registration Statement No. 333-111512 on Form F-3 and Registration Statement No. 333-119750 on Form F-3.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           World Heart Corporation


     Date: October 28, 2004                By:   /s/  Mark Goudie
                                              ----------------------------------
                                              Name:   Mark Goudie
                                              Title:  Chief Financial Officer